Exhibit 99.1

GasLog Ltd. to Hold Virtual Annual General Meeting for 2020

Piraeus, Greece, May 6, 2020 – GasLog Ltd (the “Company”) announced today that its 2020 annual meeting of shareholders will be held virtually, moving away from an in-person meeting due to the COVID-19 pandemic.

As previously announced, the Annual Meeting will be held on Thursday, May 14, 2020 at 14:30 hrs Atlantic Daylight Time (13:30 hrs Eastern Daylight Time). In light of public health concerns regarding COVID-19, the Annual Meeting will be held in a virtual meeting format only. Shareholders will not be able to attend the Annual Meeting physically.

Shareholders of record as of the close of business on March 16, 2020 are entitled to notice of, and to vote at, the Annual Meeting. Only holders of Common shares are entitled to vote. To be admitted to the virtual Annual Meeting at www.virtualshareholdingmeeting.com/GLOG2020, shareholders must enter the control number found on the proxy materials that were issued beginning March 23, 2020.

Whether or not shareholders plan to virtually attend the Annual Meeting, shareholders are encouraged to vote and submit their proxy in advance of the meeting at www.proxyvote.com using the instructions provided with the previously issued proxy materials.

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (13 on the water and six on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.